FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2007
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated May 7, 2007 (“RIM Introduces BlackBerry Mobile Voice System for Seamless Enterprise Voice Integration")

News Release dated May 15, 2007 (“RIM Co-CEO to Present at JP Morgan 35th Annual Technology Conference")

Page No 3 1

Document 1

May 7, 2007

FOR IMMEDIATE RELEASE

RIM Introduces BlackBerry Mobile Voice System for

Seamless Enterprise Voice Integration

Allows a BlackBerry Smartphone to Become a Secure Mobile Extension of a User’s Desk Phone

Wireless Enterprise Symposium – Orlando, FL – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry® Mobile Voice System (BlackBerry® MVS), the first integrated enterprise solution to enable the seamless convergence of a BlackBerry smartphone with an office desk phone. This integrated offering includes enhancements to the BlackBerry® Device Software, BlackBerry® Enterprise Server and Ascendent® Voice Mobility Suite from Ascendent Systems (a subsidiary of RIM) and allows BlackBerry smartphone users to be securely authenticated to the enterprise telephony system (PBX).

The new BlackBerry Mobile Voice System encompasses:

—	BlackBerry® MVS Client (a component of BlackBerry® Device Software)
—	BlackBerry® MVS Connectors (a component of BlackBerry® Enterprise Server)
—	Ascendent Voice Mobility Suite (a software suite that interfaces with heterogeneous PBXs)

BlackBerry® MVS enables access to PBX functions directly from the menu interface of the BlackBerry phone application and makes it easy for enterprise users to use their BlackBerry smartphone as a secure mobile extension of their desk phone(i).

With a new intuitive menu interface, BlackBerry smartphone users can place, receive and manage enterprise calls from their handset with ease. The user’s corporate identity (caller ID) is extended to the handset and allows users to give out one “Reach Me Anywhere” phone number that simultaneously rings their desk phone and BlackBerry smartphone. Mobile users are also able to access desk phone functions such as transfer, park, and extension dialing directly from the BlackBerry phone menu.

BlackBerry MVS also leverages the standard security features, IT policies and system management functionality provided within the BlackBerry Enterprise Solution, extending the administrative tools and services of the BlackBerry platform to the Ascendent Voice Mobility Suite. Among key security benefits is the ability to automatically authenticate mobile users to the PBX to help ensure that only authorized users and devices are accessing the corporate telephony system. Further, since calls are routed through the corporate PBX, any calls placed from a BlackBerry smartphone can now be logged or recorded for compliance with applicable corporate and regulatory requirements.

-more-

“RIM’s ability to deliver a robust, feature-rich platform that securely integrates with enterprise data systems has always been a major contributing factor to the success of the BlackBerry Enterprise Solution,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “The ability to now deliver the same value proposition for both voice and data systems provides another unique dimension to the BlackBerry platform and presents another major opportunity for customers to maximize their return on wireless investments.”

“Fixed Mobile Convergence promises the opportunity for organizations to better support their mobile workers and improve productivity,” said Gene Signorini, Vice President, Enterprise Applications & Mobile Solutions at Yankee Group. “In order to enable full-scale deployments within enterprises, a voice mobility solution must offer the ability to address IT security and telecom policies while also delivering a simplified experience for the mobile worker.”

Key features of BlackBerry MVS include:

—	Seamless convergence of BlackBerry smartphones with office desk phones - uses existing corporate phone number, and maintains one “Reach Me Anywhere” phone number for the user.
—	Office desk phone functionality while mobile - supports extension dialing, transfer, park and consolidated voicemail.
—	Intuitive menu-driven interface - makes placing and receiving enterprise calls and accessing desk phone functionality amazingly simple.
—	Secure mobile desk phone - authenticates callers with the telephony system.
—	IT controls - allows an organization to route all calls through the telephony system for billing / audit purposes.
—	Works in heterogeneous PBX environments - supports IP, TDM or mixed vendor environments.

BlackBerry MVS will be previewed at the Wireless Enterprise Symposium 2007 in Orlando, Florida this week and is expected to be available from RIM and Ascendent Systems later this month.

_________________

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Marisa Conway
Brodeur (for RIM)
+1 (212) 515-1924
mconway@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

(i)     Requires BlackBerry Enterprise Server version 4.1 and higher, BlackBerry devices software version 4.2.1 and higher, and the Ascendent Voice Mobility Suite version 4.5 and higher.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

May 15, 2007

FOR IMMEDIATE RELEASE

RIM Co-CEO to Present at JP Morgan 35th Annual Technology Conference   Waterloo, ON – Jim Balsillie, Co-CEO at Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will present the keynote address at the JP Morgan 35th Annual Technology Conference on Wednesday, May 23, 2007 in Boston, MA. The presentation, which is scheduled to begin at approximately 12:30 p.m. Eastern Time, will be available via live audio webcast on RIM’s website and can be accessed by logging on at www.rim.com/investors/events/index.shtml. A replay of the event will also be available on the website for one month following the event.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	May 22, 2007	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Chief Accounting Officer